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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

JG Wentworth Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

15643U104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Advisors, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 935,226 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 935,226 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 935,226 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 6.3% (See item 4)
12	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Advisors, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 511,748 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 511,748 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 511,748 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 3.4% (See item 4)
12	Type of reporting person* IA

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Partners, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 511,748 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 511,748 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 511,748 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 3.4% (See item 4)
12	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 511,748 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 511,748 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 511,748 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 3.4% (See item 4)
12	Type of reporting person* PN

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Multi-Strategy Fund, Ltd.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 511,748 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 511,748 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 511,748 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 3.4% (See item 4)
12	Type of reporting person* CO

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Whitebox Market Neutral Equity Fund
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 0
	6	Shared voting power 89,982 (See item 4)
	7	Sole dispositive power 0
	8	Shared dispositive power 89,982 (See item 4)
9	Aggregate amount beneficially owned by each reporting person 89,982 (See item 4)
10	Check if the aggregate amount in Row (9) excludes certain shares*
11	Percent of class represented by amount in Row (9) 0.6% (See item 4)
12	Type of reporting person* IV

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

Item 1.

(a)	Name of Issuer

JG Wentworth Company

(b)	Address of Issuer’s Principal Executive Offices

201 King of Prussia Road, Suite 501

Radnor, PA 19087

Item 2.

(a)	Name of Person Filing

This statement is filed by:

(i)	Whitebox Advisors, LLC, a Delaware limited liability company (“WA”);

(ii)	Whitebox Multi-Strategy Advisors, LLC, a Delaware limited liability company (“WMSA”);

(iii)	Whitebox Multi-Strategy Partners, L.P., a British Virgin Islands limited partnership (“WMSP”);

(iv)	Whitebox Multi-Strategy Fund, L.P., a Delaware limited partnership (“WMSFLP”);

(v)	Whitebox Multi-Strategy Fund, Ltd., a British Virgin Islands international business company (“WMSFLTD”);

(vi)	Whitebox Market Neutral Equity Fund, a series of Whitebox Mutual Funds, a Delaware statutory trust (“WMNEF”);

(vii)	TER I LLC, a Delaware limited liability company (“TER”);

(viii)	Arden Alternative Strategies Fund, a series of Trust for Arden Investment Series Trust, a Delaware statutory trust (“AASF”);

(ix)	Arden Alternative Strategies II, a series of Trust for Arden Investment Series Trust, a Delaware statutory trust (“AASII)

(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of WA, WMSA, WMSFLP, and WMNEF is:

3033 Excelsior Boulevard

Suite 300

Minneapolis, MN 55416

The address of the business office of WMSP and WMSFLTD is:

Appleby Corporate Services (BVI) Limited

Jayla Place, PO Box 3190

Road Town, Tortola, British Virgin Islands

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

The address of the business office of TER is:

TER I LLC

590 Madison Avenue, 30th. Floor

New York, NY 10022

The address of the business office of AASF and AASII is:

Arden Asset Management LLC

375 Park Avenue

New York, NY 10152

(c)	Citizenship

WA, WMSA, WMSFLP, WMNEF, TER, AASF, and AASII are organized under the laws of the State of Delaware; WMSP, and WMSFLTD are organized under the laws of the British Virgin Islands.

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

292554102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act.

(b)	☐	Bank as defined in section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

(e)	☒	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

Item 4.	Ownership

(a)	Amount Beneficially Owned

WA, acting as an investment adviser to its client, is deemed to be the beneficial owner of 935,226 shares of Common Stock of the Company.

WMSA, is deemed to beneficially own 511,748 Shares of Common Stock of the company.

WMSP is deemed to beneficially own 511,748 shares of Common Stock as a result of its ownership of Common Stock of the company

WMSFLP is deemed to beneficially own 511,748 shares of Common Stock as a result of its indirect ownership of Common Stock of the company

WMSFLTD is deemed to beneficially own 511,748 shares of Common Stock as a result of its indirect ownership Of Common Stock of the company

WMNEF is deemed to beneficially own 89,982 Shares of Common Stock of the company

TER, is deemed to beneficially own 186,494 Shares of Common Stock as a result of its ownership of Common Stock of the company

AASF, is deemed to beneficially own 138,609 Shares of Common Stock as a result of its ownership of Common Stock of the company

AASII, is deemed to beneficially own 8,393 Shares of Common Stock as a result of its ownership of Common Stock of the company

As a result of the relationship described in this statement, each of WA, WMSA, WMSFLP, and WMSFLTD may be deemed to possess indirect beneficial ownership of the shares of Common Stock beneficially owned by each of WMSP, WMNEF, TER, AASF, and AASII.

WA, WMSA, WMSFLP, and WMSFLTD each disclaim indirect beneficial ownership of the shares of Common Stock except to the extent of their pecuniary interest in such shares.*

Based on the relationships described herein, these entities may be deemed to constitute a “group” within the meaning

Of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934. The filing of this statement shall not be construed as

An admission that WA, WMSA,WMSP, WMSFLP, WMSFLTD, WMNEF, CAS, AASF, and AASII are a group, Or have agreed to act as a group.*

(b)	Percent of Class

WA beneficially owns 6.3 % of the company’s Common Stock.*

WMSA is deemed to beneficially own 3.4 % of the company’s Common Stock

WMSP is deemed to beneficially own 3.4 % of the company’s Common Stock

WMSFLP is deemed to beneficially own 3.4 % of the company’s Common Stock

WMSFLTD is deemed to beneficially own 3.4 % of the company’s Common Stock

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

WMNEF beneficially owns 0.6 % of the company’s Common Stock.*

TER beneficially owns 1.2 % of the company’s Common Stock.*

AASF beneficially owns 0.9 % of the company’s Common Stock.*

AASII beneficially owns 0.1 % of the company’s Common Stock.*

The percentage of Common Stock reportedly owned by each entity herein is based on 14,923,670 shares of outstanding

Common Stock of the Company, which is the total number of shares issued and outstanding

On November 13, 2014.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

WA has shared voting power with respect to 935,226 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD, have shared voting power with respect to 511,748 Shares of the Company’s Common Stock.

WMNEF have shared voting power with respect to 89,982 Shares of the Company’s Common Stock

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

WA has shared voting power with respect to 935,226 shares of the Issuer’s Common Stock.

WMSA, WMSP, WMSFLP, and WMSFLTD, have shared voting power with respect to 511,748 Shares of the Company’s Common Stock.

WMNEF have shared voting power with respect to 89,982 Shares of the Company’s Common Stock

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐*.

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

Instruction. Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See Item 2

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)

13G

CUSIP No. 15643U104

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/12/15
Date

/s/ Michael P. McCormick
Signature

Michael P. McCormick as Chief Financial Officer of Whitebox Advisors, LLC.
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

fb.us.1260302.03

** SEE INSTRUCTION BEFORE FILLING OUT **

SEC 1745 (2-02)